                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                       HATTERAS MULTI-STRATEGY FUND, L.P.
                       (Name of Subject Company (Issuer))

                       HATTERAS MULTI-STRATEGY FUND, L.P.
                       (Name of Filing Person(s) (Issuer))

                            LIMITED PARTNERSHIP UNITS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                                David B. Perkins
                           8540 Colonnade Center Drive
                                    Suite 401
                          Raleigh, North Carolina 27615
                                  919-846-2324
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                Communications on Behalf of the Filing Person(s))

                                 With a copy to:
                             Michael P. Malloy, Esq.
                           Drinker Biddle & Reath LLP
                                One Logan Square
                           Philadelphia, PA 19103-6996
                                  215-988-2700

                                 March 30, 2009
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

Transaction Valuation:   $12,000,000 (approximately 5% of 2/28   Amount of Filing Fee:   $669.60 (b)
                         NAV) (a)

(a)  Calculated as the aggregate maximum value of Units being purchased.

(b)  Calculated at $55.80 per $1,000,000 of the Transaction Valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: ___________________________________________
     Form or Registration No.: _________________________________________
     Filing Party: _____________________________________________________
     Date Filed: _______________________________________________________

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1. SUMMARY TERM SHEET.

- Hatteras Multi-Strategy Fund, L.P. (the "Fund") is offering to purchase Units (as defined below) in the Fund (the "Offer") in an amount up to approximately 5.00% of the net assets of the Fund (or $12,000,000 as of February 28, 2009) from partners of the Fund (the "Partners") at their net asset value (that is, the value of the Fund's total assets minus its total liabilities, including accrued fees and expenses, multiplied by the proportionate interest in the Fund a Partner desires to tender, after giving effect to all allocations, including any incentive allocation) calculated as of the Repurchase Date (as defined below), less any Repurchase Fee (as defined below) due to the Fund in connection with the repurchase. As used in this Schedule TO, the term "Unit" or "Units" refers to the limited partnership units in the Fund or fractions thereof that constitute the class, including fractions of Units, of security that is the subject of the Offer, and includes all or some of a Partner's Units as the context requires. Partners that desire to tender Units for purchase must do so by 12:00 midnight, Eastern Standard Time on April 24, 2009 (the "Initial Notice Due Date"), subject to any extension of the Offer made in the absolute discretion of the Fund's Board of Directors. The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline and expiration date for Partners to tender Units for purchase is called the "Notice Due Date," and is the date upon which the Offer expires. The net asset value of Units will be calculated for this purpose as of June 30, 2009, or at a later date determined by the Fund if the Offer is extended (in each case, the "Repurchase Date").

- The Fund reserves the right to adjust the Repurchase Date to correspond with any extension of the Offer. The Fund will review the net asset value calculation of the Units during the Fund's audit for the fiscal year ending on or after the Repurchase Date, which the Fund expects will be completed within 60 days of the fiscal year-end, and that net asset value will be used to determine the final amount paid for tendered Units. Since the Fund's fiscal year end is March 31, 2010, the Fund expects that the audit will be completed by the end of May 2010.

- A Partner may tender all its Units or some of its Units; however, the minimum value of a repurchase is $50,000, subject to the discretion of the general partner to allow otherwise. If a Partner tenders some of its Units in an amount that would cause the Partner's remaining Units to have a NAV of less than $100,000, Hatteras Investment Management LLC (the "General Partner") reserves the right to reduce the amount to be repurchased from the Partner so that the required minimum account balance is maintained or to repurchase the remainder of the Partner's Units in the Fund. See Item 4(a)(1)(ii).

- A Partner who tenders Units prior to holding such Units for 12 consecutive months may be subject to a "Repurchase Fee" payable to the Fund equal to 5.00% of the amount requested to be purchased, to be netted against withdrawal proceeds.

- If a Partner tenders its Units and the Fund purchases those Units, the Fund will issue the Partner a non-interest bearing, non-transferable promissory note (the "Note") entitling the Partner to receive an amount equal to the unaudited net asset value of the Units tendered (valued in accordance with the Fund's Amended and Restated Agreement of Limited Partnership dated as of November 2, 2008 (as it may be amended, modified or otherwise supplemented from time to time, the "Partnership Agreement")) determined as of the Repurchase Date.

- The Note will entitle the Partner to receive an initial payment in cash (valued according to the Partnership Agreement) equal to at least 95% (100% in the case of a Partner that tenders less than all of its Units) of the unaudited net asset value of the Units tendered by the Partner that is accepted for purchase by the Fund (the "Initial Payment"). The Fund may take up to 90 days after the Repurchase Date to make the Initial Payment.

- In the case of a Partner that tenders all of its Units, the Note will also entitle the Partner to receive a contingent payment (the "Post-Audit Payment") equal to the excess, if any, of (1) the net asset value of the Units tendered and purchased as of the Repurchase Date (as it may be adjusted based upon the next annual audit of the Fund's financial statements), less any Repurchase Fee due to the Fund in connection with the repurchase, over (2) the Initial Payment. The Post-Audit Payment will be payable promptly after the completion of the Fund's next annual audit. Final adjustments of payments in connection with the repurchased Units generally will be made promptly after the completion of the annual audit of the Fund. Proceeds of the Initial Payment and the Post-Audit Payment, if applicable, will be wire-transferred directly to an account designated by the Partner. The Note will be held by UMB Fund Services, Inc. (referred to herein as "UMBFS" or the "Administrator") on the Partner's behalf. Upon a written request by a Partner to UMBFS, UMBFS will mail the Note to the Partner at the address of the Partner as maintained in the books and records of the Fund. See Item 4(a)(1)(ii).

- Units will be repurchased on a "first in-first out" basis (i.e., the portion of the Units repurchased will be deemed to have been taken from the earliest capital contribution made by such Partner (adjusted for subsequent appreciation and depreciation) until that capital contribution is decreased to zero, and then from each subsequent capital contribution made by such Partner (as adjusted) until such capital contribution is decreased to zero).

- The Offer is being made to all Partners of the Fund and is not conditioned on any minimum number of Units being tendered. If the Fund accepts the tender of the Partner's Units, the Fund will make payment for Units it purchases from one or more of the following sources: cash on hand, proceeds from the sale of securities held by the Fund, withdrawal proceeds from investment funds in which the Fund invests, or borrowings. The purchase amount will be paid entirely in cash, less any Repurchase Fee due to the Fund in connection with the repurchase. See Item 4(a)(1)(ii).

- Partners that desire to tender Units for purchase must do so by 12:00 midnight, Eastern Standard Time, April 24, 2009 (or if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire. Until the Notice Due Date, Partners have the right to change their minds and withdraw any tenders of their Units. Units withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein. If the Fund has not yet accepted a Partner's tender of Units on or prior to May 22, 2009 (i.e., the date 40 business days from the commencement of the Offer), a Partner will also have the right to withdraw its tender of its Units after such date. See Item 4(a)(1)(vi).

- If a Partner would like the Fund to purchase all or some of its Units, it should complete, sign and either (i) mail (via certified mail, return receipt requested) or otherwise deliver a Letter of Transmittal to Hatteras Multi-Strategy Fund, L.P., c/o UMB Fund Services, Inc. at P.O. Box 1623, Milwaukee, Wisconsin 53201-1623, Attention: Tender Offer Administrator; or
     (ii) fax it to UMBFS at (816) 860-3138, Attention: Tender Offer Administrator, so that it is received before 12:00 midnight, Eastern Standard Time, on April 24, 2009. IF THE PARTNER CHOOSES TO FAX THE LETTER OF TRANSMITTAL, IT MUST MAIL THE ORIGINAL LETTER OF TRANSMITTAL TO UMBFS PROMPTLY AFTER IT IS FAXED (ALTHOUGH THE ORIGINAL, IF FAXED, DOES NOT HAVE TO BE RECEIVED BY MAIL BEFORE 12:00 MIDNIGHT, EASTERN STANDARD TIME, ON APRIL 24, 2009). See Item 4(a)(1)(vii). The value of the Units may change between February 28, 2009 (the last time prior to the date of this filing as of which net asset value was calculated) and the Repurchase Date, the date as of which the value of the Units being purchased will be determined. See Item 2(b). Partners desiring to obtain the estimated net asset value of their Units, which the Fund will calculate from time to time based upon the information the Fund receives from the portfolio managers of the investment funds in which it invests, may contact UMBFS, at (800) 504-9070 or at the address listed on the first page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Standard Time).

          Please note that just as each Partner has the right to withdraw its tender prior to the Notice Due Date, the Fund has the right to cancel, amend or postpone the Offer at any time before the Notice Due Date. Also realize that although the Offer is scheduled to expire on April 24, 2009, a Partner that tenders all of its Units will remain a Partner of the Fund through the Repurchase Date, when the net asset value of the Partner's Units is calculated, notwithstanding the Fund's acceptance of the Partner's Units for purchase.

ITEM 2. ISSUER INFORMATION.

          (a) The name of the issuer is "Hatteras Multi-Strategy Fund, L.P." The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company, and is organized as a Delaware limited partnership. The principal executive office of the Fund is located at 8540 Colonnade Center Drive, Suite 401, Raleigh, North Carolina, 27615 and its telephone number is (919) 846-2324.

          (b) The title of the securities that are the subject of the Offer is "limited partnership units," or portions thereof, in the Fund. As of the close of business on February 28, 2009 the net asset value of the Fund was $229,869,463. Subject to the conditions set out in the Offer, the Fund will purchase Units in an amount up to approximately 5.00% of the net assets of the Fund that are tendered by and not withdrawn by Partners as described above in
Item 1.

          (c) There is no established trading market for the Units, and any transfer of Units is strictly limited by the terms of the Partnership Agreement.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

          The name of the filing person (i.e., the Fund and the subject company) is "Hatteras Multi-Strategy Fund, L.P." The Fund's principal executive office is located at 8540 Colonnade Center Drive, Suite 401, Raleigh, North Carolina, 27615 and the telephone number is (919) 846-2324. The principal executive office of the General Partner is located at 8540 Colonnade Center Drive, Suite 401, Raleigh, North Carolina, 27615. The Fund seeks to achieve its investment objective by investing substantially all of its assets in Hatteras Master Fund, L.P., a Delaware Limited Partnership (the "Master Fund"). The investment manager of the Master Fund is Hatteras Investment Partners, LLC (the "Investment Manager"). The principal executive office of the Investment Manager is located at 8540 Colonnade Center Drive, Suite 401, Raleigh, North Carolina, 27615. The directors on the Fund's board of directors (the "Board of Directors") are David
B. Perkins, H. Alexander Holmes, Arthur E. Lottes, III, Steve E. Moss and Gregory S. Sellers. Their address is c/o Hatteras Multi-Strategy Fund, L.P. at 8540 Colonnade Center Drive, Suite 401, Raleigh, North Carolina 27615.

ITEM 4. TERMS OF THE TENDER OFFER.

          (a) (1) (i) Subject to the conditions set out in the Offer, the Fund will purchase Units in an amount up to approximately 5.00% of the net assets of the Fund that are tendered by Partners by 12:00 midnight, Eastern Standard Time, on April 24, 2009 (or if the Offer is extended, by any later Notice Due Date) and not withdrawn as described in Item 4(a)(1)(vi).

          (ii) The value of the Units tendered to the Fund for purchase will be the net asset value as of the close of business on June 30, 2009, or, if the Offer is extended, as of any later Repurchase Date, less any Repurchase Fee due to the Fund in connection with the repurchase. See Item 4(a)(1)(v) below.

          A Partner may tender all or some of its Units. If a Partner tenders some of its Units in an amount that would cause the Partner's remaining Units to have a net asset value of less than $100,000, the General Partner reserves the right to reduce the amount to be repurchased from the Partner so that the required minimum account balance is maintained or to repurchase the remainder of the Partner's Units in the Fund. Each Partner that tenders Units that are accepted for purchase will be given a Note, a non-interest bearing, non-transferable promissory note, promptly after the Notice Due Date. The Note will entitle the Partner to be paid an amount equal to the value, determined as of the Repurchase Date, of the Units being purchased (subject to adjustment upon completion of the next annual audit of the Fund's financial statements). The Note will entitle the Partner to receive the Initial Payment in an amount equal to at least 95% (100% in the case of a Partner that tenders less than all its Units) of the unaudited net asset value of the Units tendered and accepted for purchase by the Fund, determined as of the Repurchase Date, less any Repurchase Fee due to the Fund in connection with the repurchase. The Fund may take up to 90 days after the Repurchase Date to make the Initial Payment. In the case of a Partner that tenders all of its Units, the Note will also entitle a Partner to receive the Post-Audit Payment, a contingent payment equal to the excess, if any, of (1) the net asset value of the Units tendered and purchased as of the Repurchase Date (as it may be adjusted based upon the next annual audit of the Fund's financial statements), less any Repurchase Fee due to the Fund in connection with the repurchase, over (2) the Initial Payment. The Post-Audit Payment will be payable promptly after the completion of the Fund's next annual audit. Final adjustments of payments in connection with the repurchased Units generally will be made promptly after the completion of the annual audit of the Fund. It is anticipated that the annual audit of the Fund's financial statements will be completed no later than 60 days after the fiscal year-end of the Fund.

          The purchase amount will be paid entirely in cash.

          (iii) The Offer is scheduled to expire at 12:00 midnight, Eastern Standard Time, on April 24, 2009. Partners that desire to tender Units for purchase must do so by that time, unless the Offer is extended in the absolute discretion of the Board of Directors.

          (iv) Not applicable.

          (v) At the absolute discretion of the Board of Directors, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is open by notifying Partners of such extension. If the Fund elects to extend the tender period, the net asset value of the Units tendered for purchase will be determined at the close of business on a day determined by the Fund and notified to the Partners. During any such extension, all Units previously tendered and not withdrawn will remain subject to the Offer. At the absolute discretion of the Board of Directors, the Fund also reserves the right, at any time and from time to time, up to and including the Notice Due Date, to: (a) cancel the Offer in the circumstances set out in
Section 8 of the Offer to Purchase dated March 30, 2009, and, in the event of such cancellation, not to purchase or pay for any Units tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Units. If the Fund determines to amend the Offer or to postpone the acceptance of Units tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify the Partners.

          (vi) Until the Notice Due Date, Partners have the right to change their minds and withdraw any tenders of their Units. Units withdrawn may be re-tendered, however, provided that such tenders are made before 12:00 midnight, Eastern Standard Time, April 24, 2009 (or, if the Offer is extended, by any later Notice Due Date) by following the tender procedures described herein. Pursuant to Rule 13e-4(f)(2)(ii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), if the Fund has not yet accepted a Partner's tender of Units on or prior to May 22, 2009 (i.e., the date 40 business days from the commencement of the Offer), a Partner will also have the right to withdraw its tender of its Units after such date.

          (vii) Partners wishing to tender Units pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to UMBFS to the attention of the Tender Offer Administrator, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to UMBFS, also to the attention of the Tender Offer Administrator, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by UMBFS, either by mail or by fax, no later than 12:00 midnight, Eastern Standard Time, on April 24, 2009 (or if the Offer is extended, by any later Notice Due Date). The Fund recommends that all documents be submitted to UMBFS by certified mail, return receipt requested, or by facsimile transmission. A Partner choosing to fax a Letter of Transmittal to UMBFS must also send or deliver the original completed and executed Letter of Transmittal to UMBFS promptly thereafter.

          Any Partner tendering Units pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi). To be effective, any notice of withdrawal must be timely received by UMBFS at the address or fax number set out on the first page of the Letter of Transmittal. A tender of Units properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. Units withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described above.

          (viii) For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Units that are tendered if and when it gives written notice to the tendering Partner of its election to purchase such Units.

          (ix) If Units in excess of 5.00% of the net assets of the Fund are duly tendered to the Fund prior to the Notice Due Date and not withdrawn prior to the Notice Due Date, the Fund will in its sole discretion either: (a) accept the additional Units permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Exchange Act; (b) extend the Offer, if necessary, and increase the amount of Units that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Units tendered as well as any Units tendered during the extended Offer; or (c) accept Units tendered before the Notice Due Date and not withdrawn prior to the Notice Due Date for payment on a pro rata basis based on the aggregate net asset value of tendered Units. The Offer may be extended, amended or canceled in various other circumstances described in Item 4(a)(1)(v) above.

          (x) The purchase of Units pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Partners that do not tender Units. Partners that retain their Units may be subject to increased risks that may possibly result from the reduction in the Fund's aggregate assets resulting from payment for the Units tendered. These risks include the potential for greater volatility due to decreased diversification. The Fund believes; however, that this result is unlikely given the nature of the Fund's investment program. A reduction in the aggregate assets of the Fund may result in Partners that do not tender Units bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Units are made by new and existing Partners from time to time. Payment for Units purchased pursuant to the Offer may also require the Fund to tender a portion of its Interest in the Master Fund. Such a tender by the Fund could result in the Investment Manager being required to raise cash to accommodate the tender by liquidating portfolio holdings in the Master Fund earlier than the Investment Manager would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment related expenses for the Master Fund. In addition to its own operating expenses, the Fund also bears a pro rata portion of the operating expenses of the Master Fund.

          (xi) Not applicable.

          (xii) The following discussion is a general summary of the federal income tax consequences of the purchase of Units by the Fund for cash pursuant to the Offer. Partners should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Units by the Fund pursuant to the Offer.

          A Partner who sells all or some of the Partner's Units to the Fund will generally recognize income or gain only to the extent the amount of cash received by the Partner exceeds the Partner's adjusted tax basis in the Partner's entire investment at that time. The Partner's adjusted tax basis in the Partner's Units will be reduced by the amount of any cash received by the Partner from the Fund, and any excess of that cash over that basis will generally constitute capital gain for the Partner. It is possible, however, that Partners might recognize some ordinary income by reason of the sale, under certain technical rules that apply to the extent a partner disposes of the partner's share of "unrealized receivables" of a partnership (as defined in Internal Revenue Code section 751). No loss will be recognized by a Partner on such a sale to the Fund, except that a Partner who sells the Partner's entire investment to the Fund may recognize a capital loss at the time of the determination of the Post-Audit Payment to the extent the aggregate cash received, and to be received, by the Partner is less than the Partner's adjusted tax basis in the Units.

               (2) Not applicable.

          (b) Any Units to be purchased from any officer, director or affiliate of the Fund will be on the same terms and conditions as any other purchase of Units.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

          The Fund's registration statement on Form N-2, filed with the U.S. Securities and Exchange Commission on August 29, 2008 (as it may be amended, modified or otherwise supplemented from time to time, the "Registration Statement"), and the Partnership Agreement, each of which was provided to each Partner in advance of subscribing for Units, provide that the Board of Directors has the discretion to determine whether the Fund will purchase Units from Partners from time to time pursuant to written tenders, and that one of the factors the Board of Directors will consider in making such determination is the recommendations of the General Partner and the Investment Manager. The Registration Statement also states that the General Partner and the Investment Manager expect that they will recommend to the Board of Directors that the Fund offer to repurchase Units from Partners quarterly each year. The Fund commenced operations on April 1, 2005 and has made thirteen previous offers to purchase limited partnership interests from Partners since inception.

          The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between: (i) the Fund, the General Partner, the Investment Manager or members of the Board of Directors or any person controlling the Fund, the General Partner or the Investment Manager; and (ii) any other person, with respect to the Units.

ITEM 6. PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

          (a) The purpose of the Offer is to provide liquidity to Partners that hold Units, as contemplated by and in accordance with the procedures set out in the Registration Statement and the Partnership Agreement.

          (b) Units that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Units from time to time in accordance with the Partnership Agreement. The Fund currently expects that it will accept subscriptions for Units as of the first day of each month, but is under no obligation to do so, and may do so more frequently as determined by the General Partner.

          (c) None of the Fund, the General Partner, the Investment Manager or the Board of Directors or any person controlling the Fund, the General Partner or the Investment Manager has any plans or proposals that relate to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the present Board of Directors or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Directors, or to fill any existing vacancy on the Board of Directors or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund's corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by
Section 13 of the 1940 Act; (6) the acquisition by any person of additional Units (other than the Fund's intention to accept subscriptions for Units on the first day of each month and from time to time in the discretion of the General Partner), or the disposition of Units (other than through periodic purchase offers, including the Offer); or
(7) any changes in the Partnership Agreement or other governing instruments or other actions that could impede the acquisition of control of the Fund. Because Units are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A ss. 229.1006(c) are not applicable to the Fund.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          (a) The Fund expects that the amount offered for the purchase of Units pursuant to the Offer, which will not exceed approximately 5.00% of the net assets of the Fund (unless the Fund elects to purchase a greater amount as described in Item 4(a)(1)(ix)), will be paid from one or more of the following sources: cash on hand, proceeds from the sale of a portion of the Fund's Interest in the Master Fund or borrowings (as described in paragraph (d) below). Upon its acceptance of tendered Units for repurchase, the Fund will maintain daily, as an entry on its books, a distinct account consisting of (1) cash or
(2) a portion of its Interest in the Master Fund, in an amount equal to the aggregate estimated unpaid dollar amount of any Note, as described above.

          (b) There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

          (c) Not applicable.

          (d) None of the Fund, the General Partner, the Investment Manager of the Master Fund or the Board of Directors or any person controlling the Fund, the General Partner or the Investment Manager of the Master Fund has determined at this time to borrow funds to purchase Units tendered in connection with the Offer. Depending on the dollar amount of Units tendered and prevailing general economic and market conditions; the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Units, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing or new Partners or from a tender of a portion of its Interest in the Master Fund.

ITEM 8. INTEREST IN SECURITIES OF THE ISSUER.

          (a) Not applicable.

          (b) Other than the acceptance of subscriptions as of February 1, 2009 and March 1, 2009, there have been no transactions involving Units that were effected during the past 60 days by the Fund, the General Partner, the Investment Manager, any member of the Board of Directors or any person controlling the Fund, the General Partner or the Investment Manager.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

          No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10. FINANCIAL STATEMENTS.

          (a) (1) The Fund commenced operations on April 1, 2005. Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Partners pursuant to Rule 30d-l under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO: Unaudited Financial Statements for the Period Ended September 30, 2005, previously filed with the SEC on Form N-CSR on December 8, 2005; Audited Financial Statements for the Fiscal Year Ended March 31, 2006, previously filed with the SEC on Form N-CSR on June 9, 2006 and amended and filed with the SEC on June 16, 2006, June 20, 2006 and October 23, 2006; Unaudited Financial Statements for the Period Ended September 30, 2006, previously filed with the SEC on Form N-CSR on December 6, 2006; Audited Financial Statements for the Fiscal Year Ended March 31, 2007, previously filed with the SEC on Form N-CSR on June 8, 2007; Unaudited Financial Statements for the Period Ended September 30, 2007, previously filed with the SEC on Form N-CSR on December 7, 2007; and Audited Financial Statements for the Fiscal Year Ended March 31, 2008, previously filed with the SEC on Form N-CSR on June 9, 2008, amended and filed with the SEC on June 10, 2008; Unaudited Financial Statements for the Period Ended September 30, 2008, previously filed with the SEC on Form N-CSR on December 4, 2008.

               (2) The Fund is not required to and does not file quarterly unaudited financial statements under the Exchange Act. The Fund does not have earnings per share information.

               (3) Not applicable.

               (4) NAV per Unit $76.67.

          (b) The Fund's assets will be reduced by the amount of the tendered Units that are purchased by the Fund.

ITEM 11. ADDITIONAL INFORMATION.

          (a)  (1) None.

               (2)  None.

               (3)  Not applicable.

               (4)  Not applicable.

               (5)  None.

          (b) None.

ITEM 12. EXHIBITS.

          Reference is hereby made to the following exhibits, which collectively constitute the Offer to Partners and are incorporated herein by reference:

          A.   Cover Letter to Offer to Purchase and Letter of Transmittal.

          B.   Offer to Purchase.

          C.   Form of Letter of Transmittal.

          D.   Form of Notice of Withdrawal of Tender.

          E. Forms of Letters from the Fund to Partners in connection with the Fund's acceptance of tenders of Units.

                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

                                        HATTERAS MULTI-STRATEGY FUND, L.P.


                                        By: /s/ David B. Perkins
                                            ------------------------------------
                                            Name: David B. Perkins
                                            Title: President and Chairman of the
                                                   Board of Directors

                                        HATTERAS INVESTMENT MANAGEMENT LLC,
                                        as General Partner


                                        By: /s/ David B. Perkins
                                            ------------------------------------
                                            Name: David B. Perkins
                                            Title: Managing Member

March 30, 2009

                                  EXHIBIT INDEX

EXHIBITS

A    Cover Letter to Offer to Purchase and Letter of Transmittal.

B    Offer to Purchase.

C    Form of Letter of Transmittal.

D    Form of Notice of Withdrawal of Tender.

E Forms of Letters from the Fund to Partners in connection with the Fund's acceptance of tenders of Units.